UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF

TWENTY AIRBUS A350-900 AIRCRAFT

AND

(2) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF

FIFTEEN BOEING B787-9 AIRCRAFT

THE AIRBUS PURCHASE AGREEMENT

On 28 April 2016, the Company (as the purchaser) entered into the Airbus Purchase Agreement with Airbus SAS (as the seller) regarding the Airbus Acquisition.

From the Listing Rules prospective, the Airbus Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

THE BOEING PURCHASE AGREEMENT

On 28 April 2016, the Company (as the purchaser) entered into the Boeing Purchase Agreement with Boeing Company (as the seller) regarding the Boeing Acquisition.

From the Listing Rules prospective, the Boeing Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 62.07% of the issued share capital of the Company, does not have any interest or benefit under the Acquisitions. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisitions.

The Acquisitions have accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

The Company will issue and despatch to its shareholders the Circular as soon as possible but not later than 20 May 2016.

All six B767 series passenger aircraft will retire and twelve A330 series aircraft may retire during the period from 2016 to 2020. Based on the ATKs of the Company as at 31 December 2015, the retirement of six B767 series passenger aircraft and the scheduled retirement of twelve A330 series aircraft during the period from 2016 to 2020 will decrease the ATKs of the Company by approximately 1.57% and 5.63%, respectively.

Each of the Acquisitions is beneficial for the Company towards timely supplementing the flight capacity gap caused by the retirement of certain long-haul passenger aircraft, satisfying the normal growth of demand for flight capacity of the Company and reserving long-haul flight capacity for the business development of the Company for the first half of the “14th Five-Year Plan” (the years 2021 to 2022). Through the Acquisitions, the Company will further achieve the update of long-haul wide-body aircrafts and building a streamlined and efficient, well-constructed and industry-leading passenger aircraft fleet, will continue to expand the long-haul route network surrounding the core hubs and enhance operating capabilities and revenue level of long-haul routes of the Company and promote the implementation of the Company’s internationalization strategy, and will continue to optimize the flying experience of the passengers and provide vast amount of passengers with more comfortable on-board services.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft and based on the ATKs of the Company as at 31 December 2015, the Airbus Acquisition will increase the ATKs of the Company by approximately 1.89%, 2.83%, 1.89%, 5.67% and 6.61% for each of the five years from 2018 to 2022, respectively, and the Boeing Acquisition will increase the ATKs of the Company by approximately 2.32%, 3.48%, 1.74% and 1.16% for each of the four years from 2018 to 2021, respectively.

THE AIRBUS PURCHASE AGREEMENT

On 28 April 2016, the Company (as the purchaser) entered into the Airbus Purchase Agreement with Airbus SAS (as the seller) regarding the Airbus Acquisition.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired:	The Airbus Aircraft (i.e. twenty brand new Airbus A350-900 aircraft)

Consideration:	The aircraft basic price of the Airbus Aircraft in aggregate is approximately USD5.96 billion (equivalent to approximately RMB38.713 billion) based on the relevant price catalog in January 2014. The aircraft basic price of each Airbus A350-900 aircraft is approximately USD298 million. Such aircraft basic price comprises the airframe price, engine price and ACS equipment (seats and entertainment device) price, and is subject to adjustment according to the delivery schedule after calculating based on the formula.

The Airbus Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Airbus Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Airbus Consideration is significantly lower than the aircraft basic price of the Airbus Aircraft mentioned above.

Based on the Airbus Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Airbus Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Airbus Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Airbus Consideration) in this announcement and the Circular. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Airbus Consideration and has obtained such waiver.

The Company confirms that the extent of the price concessions granted to the Company under the Airbus Purchase Agreement is more favourable than price concessions granted to the Company in previous similar transactions with Airbus SAS. The price concessions granted to the Company under the Airbus Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Airbus Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Airbus Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding:	The Airbus Consideration is payable by cash in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks, bonds issuance and other sources of financing available to the Company.

Delivery and impact on ATKs:	The Airbus Aircraft are expected to be delivered to the Company in stages from 2018 to 2022, with 2 of which expected to be delivered in 2018; 3 of which expected to be delivered in 2019; 2 of which expected to be delivered in 2020; 6 of which expected to be delivered in 2021 and the remaining 7 of which expected to be delivered in 2022.

The specific delivery schedule and model of Airbus Aircraft to be purchased are subject to adjustment by the Company according to market conditions and ATKs plan of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft and based on the ATKs of the Company as at 31 December 2015, the Airbus Acquisition will increase the ATKs of the Company by approximately 1.89%, 2.83%, 1.89%, 5.67% and 6.61% for each of the five years from 2018 to 2022, respectively.

Major transaction:	From the Listing Rules prospective, the Airbus Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 62.07% of the issued share capital of the Company, does not have any interest or benefit under the Airbus Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Airbus Acquisition.

The Airbus Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

The Company will issue and despatch to its shareholders the Circular as soon as possible but not later than 20 May 2016.

THE BOEING PURCHASE AGREEMENT

On 28 April 2016, the Company (as the purchaser) entered into the Boeing Purchase Agreement with Boeing Company (as the seller) regarding the Boeing Acquisition.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired:	The Boeing Aircraft (i.e. fifteen brand new Boeing B787-9 aircraft)

Consideration:	The aircraft basic price of the Boeing Aircraft in aggregate is approximately USD3.915 billion (equivalent to approximately RMB25.429 billion) based on the relevant price catalog in July 2014. The aircraft basic price of each B787-9 aircraft is approximately USD261 million. Such aircraft basic price comprises the airframe price, engine price, optional equipment price and entertainment equipment price, and is subject to adjustment according to the delivery schedule after calculating based on the formula.

The Boeing Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company substantive price concessions with regard to the Boeing Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Boeing Consideration is significantly lower than the aircraft basic price of the Boeing Aircraft mentioned above.

Based on the Boeing Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Boeing Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Boeing Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Boeing Consideration) in this announcement and the Circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Boeing Consideration and has obtained such waiver.

The Company confirms that the extent of the price concessions granted to the Company under the Boeing Purchase Agreement is more favourable than price concessions granted to the Company in previous similar transactions with Boeing Company. The price concessions granted to the Company under the Boeing Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Boeing Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Boeing Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding:	The Boeing Consideration is payable by cash in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks, bonds issuance and other sources of financing available to the Company.

Delivery and impact on ATKs:	The Boeing Aircraft are expected to be delivered to the Company in stages from 2018 to 2021, with 4 of which expected to be delivered in 2018, 6 of which expected to be delivered in 2019, 3 of which expected to be delivered in 2020 and the remaining 2 of which expected to be delivered in 2021.

The specific delivery schedule and model of Boeing Aircraft to be purchased are subject to adjustment by the Company according to market conditions and ATKs plan of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft and based on the ATKs of the Company as at 31 December 2015, the Boeing Acquisition will increase the ATKs of the Company by approximately 2.32%, 3.48%, 1.74% and 1.16% for each of the four years from 2018 to 2021, respectively.

Major transaction:	From the Listing Rules prospective, the Boeing Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 62.07% of the issued share capital of the Company, does not have any interest or benefit under the Boeing Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Boeing Acquisition.

The Boeing Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

The Company will issue and despatch to its shareholders the Circular as soon as possible but not later than 20 May 2016.

REASONS FOR ENTERING INTO THE PURCHASE AGREEMENTS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Each of the Acquisitions is beneficial for the Company towards timely supplementing the flight capacity gap caused by the retirement of certain long-haul passenger aircraft, satisfying the normal growth of demand for flight capacity of the Company and reserving long-haul flight capacity for the business development of the Company for the first half of the “14th Five-Year Plan” (the years 2021 to 2022). Through the Acquisitions, the Company will further achieve the update of long-haul wide-body aircrafts and build a streamlined and efficient, well-constructed and industry-leading passenger aircraft fleet, will continue to expand the long-haul route network surrounding the core hubs and enhance operating capabilities and revenue level of long-haul routes of the Company and promote the implementation of the Company’s internationalization strategy, and will continue to optimize the flying experience of the passengers and provide vast amount of passengers with more comfortable on-board services.

Each of the Acquisitions has been approved by the Directors at the third ordinary meeting of the Board in 2016 and is also subject to approval(s) by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreements (including the price concessions under each of the Purchase Agreements) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

FURTHER INFORMATION

The Company:	The Company is principally engaged in the business of civil aviation.

Airbus SAS:	Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing and selling aircraft.

Boeing Company:	Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

All six B767 series passenger aircraft will retire and twelve A330 series aircraft may retire during the period from 2016 to 2020. Based on the ATKs of the Company as at 31 December 2015, the retirement of six B767 series passenger aircraft and the scheduled retirement of twelve A330 series aircraft during the period from 2016 to 2020 will decrease the ATKs of the Company by approximately 1.57% and 5.63%, respectively.

It is possible for the Company to adjust the abovementioned retirement plan of aircraft in the future according to market conditions and ATKs plan.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisitions”	means the Airbus Acquisition and the Boeing Acquisition;

“Airbus Acquisition”	means the purchase of the Airbus Aircraft by the Company under the Airbus Purchase Agreement;

“Airbus Aircraft”	means twenty brand new Airbus A350-900 aircraft;

“Airbus Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Airbus Aircraft (taking into account the price concessions);

“Airbus Purchase Agreement”	means the agreement entered into on 28 April 2016 by the Company (as purchaser) with Airbus SAS (as seller) regarding the Airbus Acquisition;

“Airbus SAS”	means Airbus SAS, a company incorporated and existing under the laws of France;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Boeing Acquisition”	means the purchase of the Boeing Aircraft by the Company under the Boeing Purchase Agreement;

“Boeing Aircraft”	means fifteen brand new Boeing B787-9 aircraft;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“Boeing Consideration”	means the actual consideration payable by the Company to Boeing Company for the purchase of the Boeing Aircraft (taking into account the price concessions);

“Boeing Purchase Agreement”	means the agreement entered into on 28 April 2016 by the Company (as purchaser) with Boeing Company (as seller) regarding the Boeing Acquisition;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 62.07% of its issued share capital as at the date of this announcement;

“Circular”	means the circular to be issued by the Company to its shareholders containing information required under the Listing Rules in respect of the Acquisitions;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchase Agreements”	means the Airbus Purchase Agreement and the Boeing Purchase Agreement;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“United States”	means the United States of America; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.4954 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary
Shanghai, the PRC
28 April 2016

As at the date of this announcement, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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